Exhibit 99.2

120 Collins Street Melbourne 3000 Australia T +61 (0) 3 9283 3333 F +61 (0) 3 9283 3707
Media release

Gove alumina refinery to continue operating as the gas to Gove project progresses

13 February 2013

Pacific Aluminium’s alumina refinery in Nhulunbuy will continue operating as planning, approvals and delivery of the gas to Gove project progresses.

Rio Tinto’s decision follows a commitment from the Northern Territory Government to release a portion of its contracted gas for on-sale to Gove refinery.

Pacific Aluminium is advancing plans for conversion from heavy fuel oil to gas but notes there are still a number of important steps remaining to deliver gas to Gove.

Pacific Aluminium will now work closely with the Northern Territory Government to put all final agreements and approvals in place to secure the gas supply. Pacific Aluminium will also progress its commercial discussions with gas suppliers.

Discussions are also being held with the Federal Government regarding the construction of a 600km pipeline from Katherine to Nhulunbuy.

Due to the rising cost of heavy fuel oil, coupled with a high exchange rate and low alumina price, the refinery has sustained heavy losses for some time. Converting the refinery to competitively priced gas is needed to secure its long-term viability.

Rio Tinto chief executive Sam Walsh said “Rio Tinto and Pacific Aluminium acknowledge the leadership and commitment of Northern Territory Chief Minister Terry Mills and his Cabinet to get gas to Gove and keep the refinery operating.

“We recognise that the Chief Minister needed to follow a rigorous process to consider the short and long-term issues for the Territory. We appreciate that an outcome balancing the needs of all stakeholders has been reached. It has been a complex issue to resolve but everyone involved has worked tirelessly to find a solution.

“Gas to Gove is not only important for the refinery and the community of Nhulunbuy, it is important to the entire Northern Territory. This project will double the size of the domestic gas market, drive further investment in gas exploration, increase long-term gas supply, attract new industries and create jobs for Territorians.”

Pacific Aluminium chief executive officer Sandeep Biswas said “There is still a great deal of work needed to deliver gas to Gove.

“Our next steps include finalising commercial arrangements for gas supply, securing gas pipeline financing support with the Federal Government, obtaining environmental and land access approvals, and developing detailed refinery conversion plans,” Mr Biswas said.

“I wish to thank our employees, the Traditional Owners, and the community of Nhulunbuy who have been incredibly patient and supportive during a time of significant uncertainty.”

Registered in Australia Rio Tinto Limited 120 Collins Street Melbourne 3000 Australia ABN 96 004 458 404

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Gove Operations background information

Gove Operations bauxite mine and alumina refinery is the largest private employer in the Territory with a workforce of 1,500 direct employees and contractors.

The business contributes more than $500 million to the Northern Territory’s Gross Regional Product each year.

Last year, Gove Operations spent $170 million on goods and services with 89 local and Territory businesses.

The operation has delivered $76 million in royalties directly to the Northern Territory Government over the past five years.

About Rio Tinto

Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and New York Stock Exchange listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.

Rio Tinto's business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, thermal and metallurgical coal, uranium, gold, industrial minerals (borax, titanium dioxide and salt) and iron ore. Activities span the world and are strongly represented in Australia and North America with significant businesses in Asia, Europe, Africa and South America.

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